SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2023

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto and incorporated by reference herein is a press release, dated March 6, 2023, titled: "G Willi to construct a new logistics center with an investment of NIS 90 million”.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (File No. 333-266312).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd. By: /s/ Yitschak Barabi Name: Yitschak Barabi Title: Chief Financial Officer

Date: March 6, 2023

FOR IMMEDIATE RELEASE

G WILLI FOOD TO CONSTRUCT A NEW LOGISTICS CENTER WITH AN
INVESTMENT OF NIS 90 MILLION

G. Willi-Food International Ltd. (the "Company" or "Willi-Food") received a building permit to construct a new refrigerated and frozen distribution center with an investment of NIS 90 million (US$ 24.6 million).
The advance new logistics center will be automated and computerized and will substantially increase the storage space that is currently available at the old logistics center adjacent to which it is to be constructed.
This New Logistics Center is designed to effectively and efficiently support the
Company's expansion and growth plans for the coming years, including the potential entry into new product categories, of frozen and chilled foods.

YAVNE, Israel – March 6, 2022 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods announces the receipt of a building permit for a new logistics center. The permit was received after a year and a half of planning and obtaining approvals from various authorities.

The new logistics center will be built on property owned by the Company in Yavne, adjacent to the old logistics center currently in operation and will allow the Company to significantly expand its storage, collection and distribution space in order support the Company’s continued growth and increased activity in the Israeli food market, including expantion into new categories and increasing market share.

The Company currently expects to invest approximately NIS 90 million (US$ 24.6 million) to be financed from the Company's own resources.

Management Comment

Joseph Williger, Co-Chairman of Willi-Food: "Receipt of the building permit for the new logistics center is a significant milestone for the Company that will enables the Company’s continued growth in the Israeli food market. The new logistics center that will be established is intended to be a state-of-the-art and technologically advanced structure that will significantly increase the Company's logistics capabilities in the field of storage, collection and distribution.  We believe that through the new logistics center the Company can grow significantly and strengthen its activities and enter into new categories of refrigerated and frozen products.  The new center will also enable the provision of logistic services to a variety of other business entities seeking to be benefit from an advanced logistics center that is centrally located."

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers and 3,000 selling points in Israel and around the world, including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Euro European Dairies, a wholly owned subsidiary that designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: war in Ukraine, the COVID-19 pandemic, disruptions to international commercial shipping and disruptions in commodity pricing monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on March 15, 2022. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.